IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

MARK KAUFMAN and W & L ENTERPRISES LTD., Plaintiffs, v. CENTRAL EUROPEAN DISTRIBUTION CORPORATION, a Delaware Corporation, Defendant.	) ) ) ) ) ) ) ) ) )	C.A. No. __________

verified complaint

pursuant to 8 Del c. § 211

Plaintiffs Mark Kaufman and W & L Enterprises Ltd., stockholders of Central European Distribution Corporation (“CEDC” or the “Company”), bring this action pursuant to 8 Del. C. § 211(c) to compel a meeting of stockholders of the Company, and allege for this Complaint as follows:

the parties

1.                  Mr. Kaufman and W & L Enterprises Ltd. together beneficially own 7,417,549 shares of the Company’s common stock, representing approximately 9.4% of the Company’s common shares.

2.                  The Company is a Delaware corporation with its principal place of business at 3000 Atrium Way, Suite 265, Mt. Laurel, New Jersey 08054.

PLAINTIFFS’ ENTITLEMENT TO RELIEF

3.                  The Company last had an annual meeting of stockholders for the election of directors on May 19, 2011.  Since May 19, 2011, no subsequent annual meeting has been held and no action has been taken by written consent in lieu of an annual meeting to elect directors.

4.                  Pursuant to 8 Del. C. § 211(c):

If there be a failure to hold the annual meeting or to take action by written consent to elect directors in lieu of an annual meeting . . . for a period of 13 months after the latest to occur of the organization of the corporation, its last annual meeting or the last action by written consent to elect directors in lieu of an annual meeting, the Court of Chancery may summarily order a meeting to be held upon the application of any stockholder or director.

5.                  As set forth above, the Company has not held an annual meeting, and stockholders have not taken action by written consent to elect directors in lieu of an annual meeting, in more than 13 months.

6.                  Accordingly, Plaintiffs have established the statutory prerequisites to compel an annual meeting of stockholders to be convened by the Company.

WHEREFORE, Plaintiffs respectfully request that this Court enter an Order as follows:

a)                  Summarily ordering the Company to hold an annual meeting of stockholders for the election of directors;

b)                  Designating a time and place for such meeting, not to exceed more than 45 days from the filing of this Complaint, and setting a record date for the determination of stockholders of the Company entitled to vote at the annual meeting, and approving the form of notice of the annual meeting;

c)                  Awarding Plaintiffs their costs and attorneys’ fees of this litigation; and

d)                 Granting such other and further relief as the Court deems just and proper.

Morris, Nichols, Arsht & Tunnell LLP

/s/ Bradley D. Sorrels

William M. Lafferty (#2755)

Leslie A. Polizoti (#4299)

Bradley D. Sorrels (#5233)

Lindsay Kwoka (#5772)

1201 North Market Street

Wilmington, Delaware 19801

(302) 658-9200

Attorneys for Plaintiffs Mark Kaufman and W & L Enterprises Ltd.

January 28, 2013

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